Exhibit 99.1

EPWK HOLDINGS LTD. Announces Receipt of Deficiency Letters from The Nasdaq Stock Market

XIAMEN, China, July 29, 2025 (GLOBE NEWSWIRE) -- EPWK HOLDINGS LTD. (the “Company”) (NasdaqGM: EPWK), a company that connects businesses with great talent through innovative and efficient cloud-sourcing platforms, announced that on July 23, 2025, it received three deficiency letters from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the continued listing requirements set forth in the Nasdaq Listing Rules for the Nasdaq Global Market, as follows:

1.	Minimum Bid Price Requirement: The Company failed to comply with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) because the bid price of the Company’s Class A ordinary shares was below $1.00 for 31 consecutive business days. The Company has a 180-calendar day compliance period, expiring on January 19, 2026, to regain compliance.

2.	Market Value of Listed Securities (MVLS): The Company failed to comply with Nasdaq Listing Rule 5450(b)(2)(A), as the market value of its listed securities was below $50 million for 32 consecutive business days. The Company has until January 19, 2026, to regain compliance.

3.	Market Value of Publicly Held Shares (MVPHS): The Company failed to comply with Nasdaq Listing Rule 5450(b)(2)(C), as the market value of publicly held shares was below $15 million for 31 consecutive business days. The compliance period for this deficiency also expires on January 19, 2026.

The letters do not immediately impact the listing or trading of the Company’s Class A ordinary shares on the Nasdaq Global Market. The Company intends to actively monitor the market value and bid price of its securities and will consider all available options to regain compliance within the applicable compliance periods.

About EPWK HOLDINGS LTD.

The Company connects businesses with outstanding talent through an innovative and efficient integrated crowdsourcing platform, providing creative transaction services for small and medium-sized enterprises and suppliers. The Company was founded by Huang Guohua, former chief reporter of Fujian Daily Press Group, and conducts its operations through its subsidiaries and contractual arrangements with the variable interest entity in China. For more information, please visit the Company’s website: www.epwk.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the Company’s intent, belief, or current expectations, including, but not limited to, statements concerning the Company’s plans or expectations to regain compliance with Nasdaq listing requirements and the potential impact of the deficiency notices.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company’s ability to regain and maintain compliance with Nasdaq listing standards, general economic and market conditions, and other factors disclosed in the Company’s filings with the Securities and Exchange Commission.

All forward-looking statements included in this release are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this section and in the Company’s SEC filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this release, except as required by law.

For more information, please contact:

Investor Relations

EPWK HOLDINGS LTD.

Phone: +86 0592-5978725

Email: chenyanjun@epwk.com